Exhibit 1

FOR IMMEDIATE RELEASE	23 May 2013

WPP PLC (“WPP”)

Y&R Advertising opens majority-owned agency in Myanmar

Y&R Advertising today opened Y&R Yangon, making it one of the first international networks to open a majority-owned advertising agency in Myanmar. Y&R Yangon is a joint venture with local partners K-Noke Advertising.

Y&R Yangon will be led by General Manager Khin Myat Thu, New Business Development Director John Kyaw Myo Htun, and Director Aung Kyaw Oo. Y&R Yangon’s leadership team have a combined 49 years of extensive industry experience.

This investment is a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe.

In Myanmar, WPP companies have been first-movers in the marketing sector. In addition to today’s announcement, Ogilvy took a stake in Today Advertising in May 2012; JWT last month signed an affiliate agreement with Mango Marketing; and TNS in March of this year was the first international consumer insights consultancy to secure a license to officially conduct business in the country.

WPP’s businesses in the Asia Pacific region now generate revenues of US$5 billion (including associates) and employ approximately 47,000 people, contributing to Group revenues globally of US$16.5 billion (including associates) and employees of over 165,000.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204